Exhibit 21.1

AMERICAN INDEPENDENCE CORP.

Subsidiaries of the Registrant as of March 17, 2011

Subsidiaries	Jurisdiction
Independence American Holdings Corp.	Delaware
Independence American Insurance Company	Delaware
IndependenceCare Underwriting Services - Minneapolis, L.L.C.	Minnesota
Risk Assessment Strategies, Inc.	Delaware
Voorhees Risk Management LLC	Delaware
HealthInsurance.org, LLC	Delaware
Independent Producers of America, LLC	Delaware
IHC Risk Solutions, Inc.	Delaware
IHC Risk Solutions-IIG	Delaware
Majestic Underwriters LLC	Delaware